Form 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal annual period ended December 31, 2021

The Holiday Lifestyle Fund 1, LLC

A Florida limited liability company

I.R.S. Employer Identification Number: 85-4233765

The Holiday Lifestyle Fund 1 L.L.C.

169 Griffin Boulevard, Suite 106

Panama City Beach, Florida 32413

Phone: 850-235-2090

Commission File Number: 024-11571

DESCRIPTION OF THE BUSINESS

The Company intends to invest in real estate assets and/or properties in the Gulf Coast region of the United States, within specific classes to maximize rental income and create additional equity value by improving property condition via renovation. The Company’s primary focus is to invest in single family, multifamily, and commercial properties that have a high probability of appreciation over a projected seven to 10 year holding period, though the holding period may vary based on the Manager’s sole discretion. The properties are selected based on criteria that includes a positive cash flow at or near the time of purchase, location (and whether the purchase price is less than replacement cost). Each of the properties will then be managed by a well-established third-party property management company, local to the properties, during the holding period to maximize the assets. Property managers have not been identified as of the date of this Form 1-K. The Manager intends to utilize Manager’s extensive relationships throughout the target markets to identify local property managers that will maximize the profitability of the properties in both the short term and long term.

In some circumstances, the Company may elect to purchase commercial properties that have potential to soon be or are cash flow positive, meaning properties that have a positive monthly income after all expenses (mortgages, operating expenses, taxes) and maintenance reserves are paid. These properties are also frequently referred to as “income-producing” properties. Nonetheless, the potential acquisition should have the likelihood to appreciate in value over the hold period. In order to determine if a property is “cash flow positive” the Manager will review the total gross rent, income, or receipts from the property and subtract any and all expenses including utilities, taxes, maintenance, and other reserve expenses. If this number is a positive number, the Company will deem the property “cash flow positive.” Depending on how positive the cash flow is will determine whether the management will purchase the property or not on behalf of the Company: there must be cash flow potential with which the Manager is comfortable.

The Company will invest in any opportunity the Manager sees fit within the confines of the market, marketplace and economy so long as those investments are real estate related and within the investment objectives of the Company. To this end, at some time in the future, the Company may also purchase additional properties or make other real estate investments that relate to varying property types including office, retail, and industrial properties. Such property types will likely be operating properties rather than properties under development. It is expected that the Company will only use the Net Proceeds in this Offering to purchase multifamily and commercial properties.

In some circumstances, the Company may elect to enter into a joint venture agreement with another real estate developer or investor who may have certain resources or opportunities not otherwise available to the Company. In all cases, the debt on any given property must be such that it fits with the Investment Policies of the Company. The Company intends on leveraging the properties with no more than 80% of their value. To be clear, leverage based on the value of the company is distinct from LTC ratio as stated above.

NARRATIVE OF THE BUSINESS

The Holiday Lifestyle Fund 1, L.L.C., is real estate investment business, formed as a Florida limited liability company on November 5, 2020, with the purpose of raising Investor funds to purchase and develop lucrative real estate opportunities with competitive returns on investments made with the Company in the Gulf Coast region of the United States. The Company has commenced limited operations, focused on initial organizational matters in connection with this Offering. The Company aims to generate revenues from rental properties and increasing the property values making targeted improvements and property management. Those target properties are primarily residential, commercial, and multifamily acquisitions. The Company will also consider acquiring industrial, storage, and warehouse rental properties if determined to be advantageous by the Manager. The Company is not aware of any circumstances requiring change to its business activities or management.

The Company will raise Proceeds from this Offering to acquire properties in the United States with a specific focus on the vacation markets in the states of Florida (initially) and Texas. The Company expects to use the Net Proceeds from this Offering to pay for operating costs in connection with this Offering, including marketing costs, legal and accounting fees, as well as financing costs associated with acquiring properties.

The primary objectives of the Company include providing qualified individuals and business entities with optimal returns by investing in real estate opportunities with vacation properties in the Gulf Coast, first in Northwest Florida (within 20 miles of the beach), then Texas, and potentially across the contiguous United States. The Company will buy residential, commercial, and multifamily properties in growth areas for the lowest price with an efficient acquisitions process, thereby giving the Company an instant competitive advantage. Investors should be aware the above criteria may change if market conditions change.

Investment projects may be individual or multiple properties, with two to 500 units and ranging in price from $500,000.00 to $100,000,000.00.

PROFILE OF PROPERTIES

Single-Family Rental/Investment, Small Multifamily (i.e., Duplexes, Tri-Plexes, and Quad-Plexes), and Large Multifamily (Duplexes, Tri-Plexes, Quad-Plexes)

The Company intends to invest in single-family and multifamily rental/investment properties profiles with an appraised value range of $200,000.00 to $10,000,000.00. The initial target market for the Company will be Northwest Florida, with all of the properties expected to be located within 20 miles of the beach. Secondary target markets include Austin and South Texas. Potential properties will be an aggregate of resale and income producing, based on the maximum value that the property may derive.

The short-term rental profile for the single-family and multifamily rental/investments will target vacationing visitors, including those interested in weekend getaways, conventions, shows, etc. The net premiums for short-term rentals are approximately 35% more than those for long-term rental properties. However, some projects will be better positioned for long-term rentals. Loan-to-cost target ratios for these properties will generally range from 55% to 65%.

The Manager intends that the properties will be held for the duration of the Company until the property is refinanced or sold. The Company intends to operate for up to 10 years or more. However, nothing in the Operating Agreement will limit the duration of the Company, as it is up to the sole discretion of the Manager.

The Company intends to hold the properties and add improvements in order to increase their values prior to sales. The Company intends to use local third-party property management (yet to be determined) to address and remedy any issues related to the properties as directed by the Company. If necessary, the property manager(s) can coordinate repairs and/or upgrades as determined by the Company. The increased rental income for the improved properties should result in an increase in value so that the Company may sell or refinance the property for a profit at its proposed exit time of seven to 10 years, subject to change.

The Company’s projects may require extensive construction or rehabilitation to the properties. At a lower than market cost to the Company, its Affiliate construction company can complete the necessary repairs and improvements to the properties (see the “Affiliates” section below). The Company intends to offer a superior finished property to both renters and buyers alike. In doing so, the Company may either elect to quickly sell the property for profit or rent out the property for income if the Manager determines the cash flow of the property is advantageous. The Company intends to maximize the property’s cash flow until sale, refinance, or other disposition.

PROPERTY MANAGEMENT BUSINESS

The Company intends to contract with local third-party property managers for short-term and long-term property management in order to maximize the value of the properties. All property management standards will be followed in accordance with local and state policies and regulations.

JOINT VENTURE PARTNERS

The Company may acquire properties or other real estate related investments from, or invest, co-invest, joint venture, or participate with, Affiliates of the Manager or other real estate developers and investors, as determined by the Manager in its sole discretion. The purchase price of any property or real estate related investment acquired from or sold to an affiliated party will be based upon the fair market value of the asset established by a third-party appraisal or fairness opinion that is dated within the last 120 days prior to the transaction.

AFFILIATES

Affiliates of the issuer company shall mean the Manager and any jointly owned entities, associated with the Company, the Manager, or the Officer of the Company.

(See Exhibit 16 the Affiliates Diagram, attached)

JAW 2 Investments LLC, a Texas limited liability company

Role: The Officer of the Company is the Member-Manager

Ownership: 50% Robert Easter, Jr., 50% Lea Easter

Description: Owned and Managed by Robert Easter, Jr., as an investment, consulting, and management family office with one real estate asset valued at $3,500,000.00.

Laurcon Capital LP, a Texas limited partnership

Role: JAW 2 Investments LLC, the Officer’s company, is Member – Manager

Ownership: 50% JAW 2 Investments, 50% Laurcon LLC

Description: An investment, consulting, and management family office with two real estate assets, valued at $2,000,000.00.

Laurcon LLC, a Texas limited liability company

Role: Robert Easter, Jr., is a Manager

Ownership: Single-Member LLC

Description: Real Estate Investment

393 Holdings LLC, a Florida limited liability company

Role: The Officer’s companies are Member-Managers

Ownership: 80% Laurcon LLC, 20% JAW 2 Investments LLC

Description: Multifamily Development Project with 122 units of Commercial Real Estate Asset with a completed value at $44,000,000.00.

Townes and Taylor LLC, a Texas limited liability company

Role: The Officer’s companies are Member-Managers

Ownership: 80% Laurcon LLC, 20% JAW 2 Investments LLC

Description: Real Estate Investment

Coast OEM LLC, a Delaware limited liability company

Role: The Officer’s companies are Member-Managers

Ownership: 40% Laurcon LLC, 40% JAW 2 Investments LLC

Description: Manufacturing Project

Coast RE LLC, a Delaware limited liability company

Role: The Officer’s companies are Member-Managers

Ownership: 47% Laurcon LLC, 47% JAW 2 Investments LLC

Description: Commercial Real Estate Asset valued at $16,000,000.00.

CST Construction, LLC, a Texas limited liability company

Role: JAW 2 Investments LLC, the Officer’s company, is a Member

Ownership: with 20% ownership (the 80% Managing-Member is Steele Taylor, the son-in-law of the Officer Robert Easter, Jr.)

Description: Licensed Florida General Contractor

American Industrial LLC, a Wyoming limited liability company

Role: The Officer is Member-Manager

Ownership: 100% Robert Easter

Description: Manufacturing Project

EXIT STRATEGIES

The Management intends to operate the Company for an anticipated term of seven to 10 years. The Manager may hold the assets of the Company for a period shorter or longer than this anticipated term at the Manager’s sole discretion. The Manager may employ multiple exit strategies including, but not limited to:

1. Sale of All, Some, or Individual Properties. The Company will sell if it determines the conditions favorable to selling a property or properties to a third-party or to Affiliate(s) of the Manager. Once all of the Company’s properties are sold it is presumed the Company will dissolve.

2. Refinance the Properties. The Manager expects the Company’s properties to have a maximum leverage not to exceed an 80% loan-to-cost ("LTC") ratio. If the properties’ cash flows and the future appraised value of the properties allow for all Investors to receive a) their return of capital, and b) realized gains on investment, the Company may elect to refinance the properties and return capital and any appreciation back to Investors through distributions. If the Company refinances a property, or properties, the Company may retain ownership of the properties.

3. Equity Buyout or Merger. A buyout or merger may occur if another company wants to buy the equity of the Company. It may propose a deal to acquire, either in cash or new stocks for the current equity holders of the Company.

4. Sale to a Public Real Estate Investment Trust (“REIT”). The Manager may find that the properties are attractive purchases for certain public REITs. The Manager may elect to a) sell the properties outright to the individual trust; b) sell the properties to the REIT in exchange for equity in the trust (stock) or cash (depending on the prospective or portfolio value); or c) create its own REIT to which the properties may be sold or exchanged. Note: if the Company were to receive stock of the purchaser REIT in exchange for their Interests, the Investors may be able to sell their Membership Interests on the public exchange of which the public REIT is traded, so long as it is traded.

5. Bulk Sale to an Institution. The Company may find an institution is interested in purchasing all of the Company’s properties. The Manager may elect to take such an option, even at a discount, to ensure that all properties are sold in a timely fashion and so long as it is in the best interest of the Company.

6. Fractional Sale or Condominium Sale or Subdivision Sale.  The Company may find that some properties may be sold in parts instead of the whole.  The Manager could implement this strategy in the case its benefits final sales value allows for all Investors to receive a) their return of capital, and b) realized appreciation on the properties’ value.

The Manager will decide the appropriate exit strategy at the time in accordance with market conditions, in the sole discretion of the Manager.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

This discussion and analysis and other parts of this offering statement contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

The Company has planned to finance the acquisitions through equity financing, including equity capital raised in connection with the Offering. In addition, the Manager has been engaged in developing the financial, offering, and other materials to begin offering the Membership Interests.

The Company has not yet raised any capital since Qualification of the Offering Circular in August 2021. Furthermore, the Company has not generated revenue and is devoting substantially all of its efforts to establish its business and planned principal operations. Due to start-up nature of the Company’s and the Manager’s business, the reported financial information once the Company is capitalized and has assets or liabilities, will likely not be indicative of future operating results or operating conditions. Because of its corporate structure, the Company is in large part reliant on the Manager, its Affiliates, and employees to grow its business.

There are a number of key factors that will potentially impact the Company’s operating results going forward, first is the Manager’s ability to obtain high quality properties at reasonable prices, supervise the renovation of those properties, and subsequently rent and/or sell the properties at premium rental income rates and/or sales prices. Second, is the Company’s ability to effectively market the Platform and the Offering to Investors. Third, is the ability to provide a useful Platform for Investors and maintain it effectively to provide the information and technology infrastructure to support the issuance of Membership Interests.

At the time of this filing, the Company has not commenced its operations of purchasing properties, is not capitalized, and has no assets or liabilities, and will not until such time as a closing has occurred.

Liquidity and Capital Resources

The Company is expected to finance its business activities through capital contributions from Investors, or the Manager, or financing provided to the Company. The Manager may cover any deficits through additional capital contributions or the issuance of additional Membership Interests. At the time of this filing, no capital contributions have been made to the Company.

In the future, the Company may incur financial obligations related to loans made to the Company by the Officer of the Manager, Affiliates of the Manager, or third-party lenders.

OFFICER, DIRECTOR, AND SIGNIFICANT EMPLOYEES

Officer  / Director

Name	Position	Age	Term of Office	Approximate Hours per week
Robert Easter, Jr.	Chief Executive Officer of Company and Manager	57	November 5, 2020 - Present	Full-time

Significant Employees

Name	Position	Age	Term of Office	Approximate Hours per week
Dr. Jamie Birdwell	Administration	47 years old	November 5, 2020 – Present	Full-time
Steele Taylor	Construction Project Director, General Contractor for CST Construction LLC	31 years old	November 5 - Present	15 hours
William Easter	Social and Online Marketing Campaign Director	29 years old	November 5, 2020 - Present	30+ hours

Robert Easter, Jr. – Chief Executive Officer of the Company and of the Manager of the Company

Mr. Easter is the Chief Executive Officer of the Company and of the Manager. He is also a manager and partner at Laurcon Capital, LP (“Laurcon”) and has been since 1999. Mr. Easter was active in real estate construction and development in Austin, Texas, in the early 1990s. He has remained active in the real estate industry as a principal and has operated several successful small businesses centering on finance brokering, banking, and real estate development. He has broad experience in dealing with a variety of distressed debt transactions dating back to the late 1980s with the Resolution Trust Corporation (RTC).

Mr. Easter has more than 30 years of practical real estate investment expertise with over 220 personal acquisitions and $127 million in cumulative investments from 1989 to 2020. Additionally, he has seven years of banking mortgage broker experience as well as leading a real estate brokerage as the real estate broker of record. Mr. Easter was an active real estate broker in Texas from 1986-1996 with services that included asset management, servicing, real estate investments, and syndication investments.

Mr. Easter has completed ground-up development new construction in five Central Texas counties with multiple municipal jurisdictions under various projects since 1992, as well as investment properties, or “flips,” for both commercial and residential projects in both Texas and Florida since 1998.

Significant Employees

Dr. Jamie Birdwell – Administration

Dr. Jamie Birdwell has a master’s degree in organizational management and leadership, and a doctorate in business administration, and has worked closely with the Officer Mr. Easter since 2012. A retired educator, Dr. Birdwell is a seasoned executive officer leading diverse teams across a variety of corporate settings. His business experience includes asset acquisitions, contract negotiations, procurement, as well as leading all administrative efforts for Mr. Easter’s endeavors.

Steele Taylor – Construction Project Director

Mr. Steele Taylor is the principal for CST Construction, serving as the Contractor. He graduated from the Building Service Program at Auburn University, cum laude. Upon graduating, he began work with Manhattan Construction Company, one of the largest construction companies in the United States. In five years, he quickly rose from Project Engineer to Project Manager, effectively leading multi-million-dollar construction efforts such as the Ford Center at the Star and Dallas Cowboys headquarters. In his career, he has assisted in the development of more than $1 billion in construction projects.

CST Construction LLC (“CST”)

CST provides new construction, real estate development, as well as general contractor services. The principal focus of CST’s operations is on new construction and commercial real estate development. The owner and founder of the Company is Mr. Steele Taylor.

William Easter – Social and Online Marketing Campaign Director

Mr. Will Easter is a recent graduate of the University of Mississippi, with a Bachelor’s Degree in Marketing. While attending Ole Miss, he was an accomplished student athlete, playing football for the Ole Miss Rebels. His time at the University of Mississippi prepared him greatly for the world of business.

Mr. Will Easter has amassed a significant clientele since graduation through his efforts in online and social media marketing. Additionally, he owns and maintains a professional photography business. Mr. Easter will lead the social and online marketing campaigns for the Company. He is also responsible for website development and its maintenance for the Company, in addition to photographing the properties.

FAMILY RELATIONSHIP DISCLOSURE

Lea Easter is the wife of the Officer Robert Easter, and along with him is a Manager of The Holiday Lifestyle LLC, the Manager of the Company.

Steele Taylor is the son-in-law of Robert Easter, and 80% owner and the Managing-Member of CST Construction LLC, and the Construction Project Director for the Company.

William Easter is the son of Robert Easter and is Social and Online Marketing Campaign Director for the Company.

BUSINESS EXPERIENCE OF THE MANAGEMENT

Current employees of the Company (management and investment, sourcing financing, etc.) are well versed in acquisitions, dispositions, construction, property management, rehab, sales, and marketing.

Management’s Prior Real Estate Development Projects (During the Previous Six Years)

1.	169 Griffin Blvd – A $5,000,000.00, 52,000 square feet Office Condominium project - Panama City Beach, Florida.

2.	89 Seagrove Village Drive - A $2,000,000.00, 5,200 square feet triplex complete renovation and ground-up, new contract of 2,800 square feet in Santa Rosa Beach, Florida.

3.	179 Highway 393 - A $37,000,000, 170,000 square feet 122-unit condominium project on 29 acres under construction in Santa Rosa Beach, Florida.

4.	2500 N Union Street – A $7,000,000.00, 327,000 square feet Historic Preservation manufacturing facility in Kokomo, Indiana.

5.	1800 Evergreen Blvd - A new TBB Development in process pre-construction of 2 phase 80,000 square feet 65-unit Condominium project in Austin, Texas.

6.	North Little Rock, AR – A $4,000,000.00, 11,000 square feet Office/Warehouse Renovation with PACE approved energy upgrades in Little Rock, Arkansas.

LEGAL PROCEEDINGS DISCLOSURE

There are no legal proceedings to disclose on behalf of the Company, its Officer, or its Manager, including but not limited to bankruptcy, civil, or criminal proceedings.

COMPENSATION OF THE MANAGER

The Manager will be compensated according to the following schedule:

Phase of Operation	Basis for Fee	Amount of Fee
Acquisition Fee	Fees charged to the Company as the properties are acquired	1.0% of the purchase price of the individual property. An estimate of these fees is difficult to determine at this time.
Disposition Fee	Fees charged to the Company as the properties are disposed of through either a sale or refinance transaction	1.0% of the sales price of the individual property. An estimate of these fees is difficult to determine at this time.
Asset Management Fee	Fees charged to the Company for the management of its investments	1.0% of the total amount of the Capital Account Balances of all the Class A Members, calculated annually, and paid monthly. An estimate of these fees is difficult to determine at this time.

The Manager is also entitled to 35% of Distributions of Cash from Operations pursuant to Manager’s ownership of 35% of Company Equity. Cash Flow from Operations is Distributable Cash received by the Company as a result of the payments of rents, leases, fees, payments on principal owed to the Company, payments of interest owed to the Company, refinancing or disposition of one or more assets not considered a Capital Transaction, and the sale or other disposition of Company-owned debt to third parties, or any other activities Company may engage in producing revenues. See and Exhibit 3 the “Operating Agreement” for the definitions of Distributions, Distributable Cash, and Capital Transaction.

Financial Statements and Report of Independent Certified Public Accountants

The Holiday Lifestyle Fund 1, LLC

December 31, 2020

Independent Auditor’s Report

Board of Directors and Stockholder

The Holiday Lifestyle Fund 1, LLC

Opinion

We have audited the accompanying financial statements of The Holiday Lifestyle Fund 1, LLC (the “Company”), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in members’ equity, and cash flow for the year ended December 31, 2021 and the period from November 5, 2020 through December 31, 2020 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the year ended December 31, 20021 and the period from November 5, 2020 through December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section for our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

Exercise professional judgement and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Holiday Lifestyle Fraud 1, LLC as of December 31, 2020, and the results of its operations, cash flows and member’s equity from November 5, 2020 (inception) through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

s//: Assurance Dimensions

Name: Assurance Dimensions

Tampa, Florida

April 22, 2022

The Holiday Lifestyle Fund 1, LLC

Balance Sheet

As of December 31, 2020 and 2021

	Assets	2021	2020
Current Assets
Cash		$—	$-
Total Current Assets			-
TOTAL ASSETS			$-
LIABILITIES AND MEMBER’S EQUITY
Current Liabilities
Total Current Liabilities		$—	$-
TOTAL LIABILITIES
Member’s Equity
TOTAL MEMBER’S EQUITY		—	-
TOTAL LIABILITIES AND MEMBER’S EQUITY		$—	-

 The Holiday Lifestyle Fund 1, LLC

Statement of Operations

For the year ended December 31, 2021 and the period from November 5, 2020 to December 31, 2020

	2021	2020
REVENUE
Total Revenue	$—	$—
EXPENSES
Total operating expenses	—	—
LOSS FROM OPERATIONS	—	—
OTHER INCOME (EXPENSES)	—	—
NET LOSS	$—	$—

The Holiday Lifestyle Fund 1, LLC

Statement of Member’s Equity

For the year ended December 31, 2021 and the period from November 5, 2020 to December 31, 2020

	Class A Units	Class A Units Value	Class B Units	Class B Units Value	Retained Earnings	Total
November 5, 2020	-	$-	$-	$-	$ -	-
Issuance of Founders Untis	—	—	$27,000	—	—	—
Contribution from Member	—	—	—	—	—	—
Net Income (loss)	—	—	—	—	—	—
December 31, 2020	$—	—	$27,000	$—	$—	—
December 31, 2021	—	—	$27,000	$—	$—	—

The Holiday Lifestyle Fund 1, LLC

Statement of Cash Flows

For the year ended December 31, 2021 and the period from November 5, 2020 to December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	2021	2020
Net loss	$—	$—
Adjustments to reconcile net income (loss) to net cash provided by (used in) Operating activities:
Net cash provided by operating activities	—	—
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash (used in) investing activities	—	—
CASH FLOWS FROM FINANCING ACTIVITIES
Contribution from shareholder	—	—
Net cash provided by financing activities	—	—
NET INCREASE IN CASH	—	—
Cash at beginning of year		—
Cash at end of year	$—	$—
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	$—	$—
Cash paid during year for interest	$—	$—
Cash paid during year for income taxes	$—	$—

The Holiday Lifestyle Fund 1, LLC

Notes to Financial Statements

December 31, 2021 and 2020

Note A – Nature of Business and Organization

The Holiday Lifestyle Fund 1, LLC (“the Company”) and was organized in November 2020 in the State of Florida. Headquartered in Panama City Beach, Florida. The Company plans to provide its Members with real estate investment opportunities. The Company will purchase real estate throughout the United States and focus its investment efforts on those properties that are income producing.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Income Taxes

The Company, with the consent of its stockholder has elected to be taxed under sections of federal and state income tax law, which provide that, in lieu of partnership income taxes, the member separately accounts for its share of the Company’s items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements. The Company periodically assesses whether it has incurred income tax expense or related interest or penalties in accordance for uncertain income tax positions. No such amounts were recognized.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2021. The Company’s 2020 tax year is open for examination for federal and state taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

The Holiday Lifestyle Fund 1, LLC

Notes to Financial Statements

December 31, 2020

Note C – Member’s Equity

The Holiday Lifestyle Fund 1, LLC has authorized two classes of units. As of December 31, 2021 and 2020, authorized and issued units were as follows:

	Authorized	Issued
Class A Units	50,000	0
Class B Units (founders shares)	27,000	27,000

Class A Units represent 65% and Class B Units represents 35% of the total interests in the Company. During the period from November 5, 2020 to December 31, 2020 the Company issued 27,000 founders units to one member for $0.

Note D – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assets such contingent liabilities, and such assessment inherently involves an exercise of judgement. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probably that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

COVID-19

Management has concluded that the COVID-19 outbreak in 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus has had on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company’s financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

Note E – Subsequent Events

Management has assessed subsequent events through April 22, 2022, the date on which the financial statements were available to be issued.

EXHIBIT INDEX

Exhibit 2 Articles of Organization

Exhibit 3 Operating Agreement

Exhibit 4 Subscription Agreement

Exhibit 11 Written Expert Consent Letter of Accountant

Exhibit 16 Affiliates Diagram

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

(Exact name of issuer as specified in its charter)

Holiday Lifestyle Fund 1, L.L.C.

169 Griffin Boulevard, Suite 106

Panama City Beach, Florida 32413

 s/Robert Easter, Jr.

Robert Easter, Jr., Chief Executive Officer of the Company

(Date): April 29, 2022

Location Signed: City of Panama City Beach, Florida

Pursuant to the requirements of Regulation A, this Report has been signed by the following persons in the capacities and on the dates indicated:

 s/Robert Easter, Jr.

Robert Easter, Jr., Chief Executive Officer of the Company

(Date): April 29, 2022

Location Signed: City of Panama City Beach, Florida